Exhibit 21.1

List of Subsidiaries of Planet Green Holdings Corp.

Subsidiary	Place of Incorporation

Planet Green Holdings Corporation	British Virgin Islands
Shine Chemical Co., Ltd.	Cayman Islands
Allinyson Ltd.	State of Colorado
Fast Approach Inc.	Canada
Lucky Sky Planet Green Holding Co. Limited	Hong Kong
Bless Chemical Co., Ltd.	Hong Kong
Jiayi Technologies (Xianning) Co., Ltd.	PRC
Shanghai Shuning Advertising Co, Ltd.	PRC
Shandong Yunchu Supply Chain Co., Ltd.	PRC
Jingshan Sanhe Luckysky New Energy Technologies Co., Ltd.	PRC
Bulaisi Technology Co., Ltd.	PRC
Guangzhou Haishi Technology Co., Ltd.	PRC

Variable Interest Entity	Place of Incorporation
Anhui Ansheng Petrochemical Equipment Co., Ltd.	PRC
Jilin Chuangyuan Chemical Co., Ltd.	PRC
Xianning Xiangtian Energy Holdings Group Co., Ltd.	PRC